Exhibit 99.1

Valens Semiconductor Reports Third Quarter 2022 Results

Achieves Record Quarterly Revenues and Strong Gross Margin

Increases 2022 Guidance and Reiterates Adjusted EBITDA Breakeven Expected Exiting 2023

HOD HASHARON, ISRAEL, November 9, 2022 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today reported financial results for the third quarter ended September 30, 2022.

“Q3 2022 revenues were a record for Valens Semiconductor, reflecting the growing demand for our industry leading connectivity products,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “Our audio-video business continued expanding into new applications and verticals - from corporate, education, and industrial, to medical and more. In automotive, we expect to double our revenues in 2022 compared to 2021 and expect to further double in 2023 compared to 2022. Also exciting in the automotive space, we received initial RFIs for our VA7000 A-PHY chipsets, an important milestone towards the expected adoption of this advanced connectivity solution, as potential automotive OEM and Tier 1 customers make continued progress in their evaluations. We are on track for first design wins next year with mass production expected to start in 2025.

“Since going public in the third quarter last year, we have exceeded our business targets and made significant progress executing against our business targets and growth strategy, which is supported by our solid balance sheet. We believe we have sufficient resources to continue to invest in and expand our competitive advantages, enhance our product portfolio, and grow our market presence. We remain focused on the best opportunities which we believe will drive sustainable long-term growth and profitability for the company and all its stakeholders.”

Key Financial and Business Highlights

•	Record quarterly revenues of $23.1 million, up 21.3% from Q3 2021 and up 2.9% from Q2 2022

•

Q3 2022 GAAP gross margin was 69.7% compared to 72.4% in Q3 2021, reflecting a higher portion of revenue coming from the company’s automotive business (non-GAAP gross margin was 70.5% compared to 72.7% in Q3 2021)

•	Q3 2022 GAAP Net Loss was $(5.3) million, compared to Net Loss of $(8.5) million in Q3 2021, and Adjusted EBITDA loss in the third quarter was $(1.7) million, compared to $(2.7) million in Q3 2021

•	Working capital of $166.6 million, including $152.9 million in cash, cash equivalents and short-term deposits, with no debt, as of September 30, 2022

•	Audio-video:
•	The audio-video business grew on the top line and generated strong margins, with a healthy mix of customers, industries, and geographies

•	Increased revenue contribution from sale of automotive products for audio-video applications

•	Automotive:

•	Received initial RFIs from potential customers for the MIPI A-PHY compliant VA7000 chipset family

•	The VA7000 (MIPI A-PHY) ecosystem continues to expand

•	Announced a new collaboration with Intel Foundry Services to develop MIPI A-PHY-compliant automotive technologies for Intel’s customers

•

Successfully completed the industry’s first multi-vendor interoperability test between a Valens Semiconductor VA7000 receiver and a Sony Semiconductor Solutions prototype of an integrated sensor and transmitter

•	Partnered with Leopard Imaging to design a camera module that will enable automotive OEMs and Tier 1s to significantly reduce time to market for their next-generation systems

•	Released the company’s inaugural Environmental, Social and Governance (ESG) Report

Financial Outlook1

“We exceeded the high end of our revenue, gross margin, and Adjusted EBITDA guidance for Q3 2022, the main driver leading us to raise our revenue, gross margin and Adjusted EBITDA guidance for the full year 2022,” said Dror Heldenberg, CFO of Valens Semiconductor.

“For the fourth quarter of 2022, revenues are expected to range between $23.1 million and $23.2 million. Gross margin is expected to range between 66.1% and 66.5%, and Adjusted EBITDA loss is expected to be in the range of $(9.7) million to $(9.0) million. The projected increase in research and development expenses in Q4 is mainly due to our plan to tape-out our automotive VA7000 chipset family, to deliver richer feature set and better performance. This is another crucial step toward our customers’ mass production plans. For the full year 2022, the company now expects revenues to range between $90.3 million and $90.4 million, up from the prior range of between $89.1 million and $89.8 million. Gross margin for the full year 2022 is expected to range between 69.3% and 69.4%, up from the prior range of 68.0% to 68.5%, and adjusted EBITDA loss is expected to be in the range of $(20.0) million to $(19.3) million, substantially better than our previous guidance of $(25.7) million to $(24.2) million. This improvement in adjusted EBITDA is driven mainly by aligning our product roadmap to our customers’ needs and is also supported by the expected benefit from the strong USD on our Israeli shekel-based expenses.

“We remain confident in our ability to reach Adjusted EBITDA breakeven by the end of next year, and to be cashflow positive starting in 2024,” concluded Heldenberg.

Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, November 9, 2022, at 8:30 a.m. Eastern Time (ET) to discuss its third quarter 2022 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 642-5032 (U.S.), 0 (800) 917-5108 (UK), 03 918 0609 (Israel) or +972 3 918 0609 (all other locations).

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens’ website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor

[1]

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens Semiconductor’s Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues	23,141	19,071	67,242	49,945
Gross Profit	16,136	13,813	47,360	35,812
Gross Margin	69.7%	72.4%	70.4%	71.7%
Net loss	(5,305)	(8,487)	(20,350)	(18,561)
Working Capital[2]	166,638	190,582	166,638	190,582
Cash, cash equivalents and short-term deposits[3]	152,936	205,614	152,936	205,614
Net cash used in operating activities	(3,610)	(578)	(16,264)	(10,229)
Non-GAAP Financial Data
Non-GAAP Gross Margin[4]	70.5%	72.7%	71.2%	71.9%
Adjusted EBITDA[5]	(1,738)	(2,728)	(10,293)	(9,147)
Non-GAAP Loss per share[6] (in U.S. Dollars)	$(0.02)	(0.23)	$(0.15)	$(0.79)

[2]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[3]	As of the last day of the period.
[4]

GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended September 30, 2022, and 2021, share-based compensation and depreciation expenses were $189 thousand and $50 thousand, respectively. For the nine months ended September 30, 2022, and 2021, share-based compensation and depreciation expenses were $510 thousand and $97 thousand respectively.

[5]

Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee, and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

[6]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
REVENUES	23,141	19,071	67,242	49,945
COST OF REVENUES	(7,005)	(5,258)	(19,882)	(14,133)

GROSS PROFIT	16,136	13,813	47,360	35,812
OPERATING EXPENSES:
Research and development expenses	(12,714)	(10,631)	(41,745)	(31,985)
Sales and marketing expenses	(4,196)	(3,422)	(12,878)	(9,754)
General and administrative expenses	(4,365)	(7,970)	(13,006)	(12,514)

TOTAL OPERATING EXPENSES	(21,275)	(22,023)	(67,629)	(54,253)

OPERATING LOSS	(5,139)	(8,210)	(20,269)	(18,441)
Change in fair value of Forfeiture Shares	(370)	—	3,772	—
Financial income (expenses), net	221	(227)	(3,454)	109

LOSS BEFORE INCOME TAXES	(5,288)	(8,437)	(19,951)	(18,332)
INCOME TAXES	(21)	(59)	(410)	(238)

LOSS AFTER INCOME TAXES	(5,309)	(8,496)	(20,361)	(18,570)
Equity in earnings of investee	4	9	11	9

NET LOSS	(5,305)	(8,487)	(20,350)	(18,561)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[7] (in U.S. Dollars)	$(0.05)	$(0.94)	$(0.21)	$(2.56)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF NET LOSS PER ORDINARY	98,058,696	13,164,160	97,550,370	11,672,958

[7]	See note 6.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	31,905	56,791
Short-term deposits	121,031	117,568
Trade accounts receivable	8,065	7,095
Inventories	21,874	9,322
Prepaid expenses and other current assets	2,695	8,255

TOTAL CURRENT ASSETS	185,570	199,031

LONG-TERM ASSETS:
Property and equipment, net	2,591	2,741
Operating lease Right-Of-Use (ROU) assets[8]	4,138	—
Other assets	778	828

TOTAL LONG-TERM ASSETS	7,507	3,569

TOTAL ASSETS	193,077	202,600

LIABILITIES AND EQUITY
CURRENT LIABILITIES[9]	18,932	15,699
LONG-TERM LIABILITIES:
Forfeiture shares	886	4,658
Non-current operating leases liabilities [10]	1,874	—
Other long-term liabilities	45	46

TOTAL LONG-TERM LIABILITIES	2,805	4,704
TOTAL LIABILITIES	21,737	20,403

SHAREHOLDERS’ EQUITY	171,340	182,197

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	193,077	202,600

[8]	As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases.
[9]	As of September 30, 2022, includes $1,789 thousand of current maturities of operating leases liabilities (none as of December 31, 2021); see footnote 8.
[10]	See footnote 8.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars in thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(5,305)	(8,487)	(20,350)	(18,561)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	349	265	1,016	787
Stock-based compensation	3,052	5,217	8,960	8,507
Exchange rate differences	567	645	5,539	414
Interest on short-term deposits	(344)	29	(639)	248
Change in fair value of forfeiture shares	370	—	(3,772)	—
Reduction in the carrying amount of ROU assets	436	—	1,280	—
Changes in operating assets and liabilities:
Trade accounts receivable	1,982	332	(970)	1,099
Prepaid expenses and other current assets	1,797	312	5,560	(1,276)
Inventories	(4,556)	(1,922)	(12,552)	(4,463)
Long-term assets	(140)	(58)	50	(89)
Current Liabilities	(1,372)	3,089	1,370	3,112
Change in operating lease liabilities	(443)	—	(1,755)	—
Other long-term liabilities	(3)	—	(1)	(7)

Net cash used in operating activities	(3,610)	(578)	(16,264)	(10,229)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(100,837)	(14,542)	(132,177)	(19,062)
Maturities of short-term deposits	90,287	10,047	127,687	39,547
Purchase of property and equipment	(368)	(78)	(792)	(583)

Net cash provided by (used in) investing activities	(10,918)	(4,573)	(5,282)	19,902
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeded from Transactions related to the Merger, net	—	154,519	—	154,301
Exercise of options	383	552	533	1,217

Net cash provided by financing activities	383	155,071	533	155,518
Effect of exchange rate changes on cash and cash equivalents	(527)	(616)	(3,873)	(399)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,672)	149,304	(24,886)	164,792
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	46,577	41,804	56,791	26,316

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	31,905	191,108	31,905	191,108
SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	37	82	158	306
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	74	—	74	—
Unpaid issuance costs classified to additional paid in capital	—	17,481	—	20,203
Operating lease liabilities arising from obtaining operating right-of-use assets	166	—	516	—
Conversion of Redeemable Convertible Preferred Shares	—	—	—	150,179

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	(5,305)	(8,487)	(20,350)	(18,561)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	370	—	(3,772)	—
Financial expense (income), net	(221)	227	3,454	(109)
Income taxes	21	59	410	238
Equity in earnings of investee	(4)	(9)	(11)	(9)
Depreciation	349	265	1,016	787
Stock-based compensation expenses	3,052	5,217	8,960	8,507

Adjusted EBITDA	(1,738)	(2,728)	(10,293)	(9,147)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
GAAP Loss per Share
GAAP Net Loss	(5,305)	(8,487)	(20,350)	(18,561)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	—	(3,852)	—	(11,330)

Total Loss used for computing Loss per Share	(5,305)	(12,339)	(20,350)	(29,891)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.05)	$(0.94)	$(0.21)	$(2.56)
Weighted average number of shares used in calculation of net loss per share	98,058,696	13,164,160	97,550,370	11,672,958

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Non-GAAP Loss per Share[11]
GAAP Net loss	(5,305)	(8,487)	(20,350)	(18,561)
Adjusted to exclude the following:
Stock based compensation	3,052	5,217	8,960	8,507
Depreciation	349	265	1,016	787
Change in fair value of Forfeiture Shares	370	—	(3,772)	—

Total Loss used for computing Loss per Share	(1,534)	(3,005)	(14,146)	(9,267)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.02)	$(0.23)	$(0.15)	$(0.79)
Weighted average number of shares used in calculation of net loss per share	98,058,696	13,164,160	97,550,370	11,672,958

[11]

The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share. The calculation of Loss per Share for the three and nine months ended September 30, 2021, does not take into account the adjustment of one - time issuance cost ($5,969 thousand).

For more information, please contact:

Daphna Golden

VP Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor